UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                      Registration Statement on Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                       Chiropractic 21 International, Inc.

                            ------------------------
           (Name of Small Business Issuer as specified in its charter)


              NEVADA                                     84-0911532
            ----------                            ------------------------
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)

                            5525 South 900 East, #110

                           Salt Lake City, Utah 84117

                     ---------------------------------------
                     (Address of Principal Executive Office)

Issuer's Telephone Number, including Area Code:  (801) 262-8844


Securities registered pursuant to Section 12(b) of the Exchange Act:

  Title of each class                           Name of each exchange on which
   to be registered                               each class is to registered

      NONE                                                   NONE


Securities registered pursuant to Section 12(g) of the Exchange Act:

                      $0.004 Par Value Common Voting Stock
                      ------------------------------------
                                 Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

PART  I.


Item 1.  Description of Business.
--------------------------------

Business Development.
---------------------

     Organization and Charter Amendments

     -----------------------------------

Chiropractic 21 International, Inc., (the "Company") was organized under the laws of the State of Nevada on July 1, 1970, under the name Instant Hot Water, Inc., to conduct any or all lawfull business for which corporations may be organized.

On September 23, 1970, the Articles of Incorporation were amended to state the following: "The authorized capital structure of this corporation is Three hundred Thousand Dollars ($300,000.00). Pro-rata ownership of the corporation shall be expressed as ownership of shares of common, capital stock. All shares are of the same class and have the same rights. The authorized capital structure of this corporation shall be divided into 30,000,000 shares. Thus, creating a par value for each share of $0.01."

On October 29, 1970, the Articles of Incorporation were amended to state the following amended article. "To qualify as a director of this corporation, each member of the board of directors must have at least ONE HUNDRED (100) shares of the common voting stock of this corporation, each director must keep at least ONE HUNDRED (100) shares of the common voting stock of this corporation while a director. Directors of this corporation need not be residents of the State of Nevada, not citizens of the United States.

On October 6, 1972, the Articles of Incorporation were amended to state the following amended articles. "The name of the corporation shall be Western Medical Industries, Inc." and "The authorized capital structure of this corporation shall be divided into 15,000,000 shares, 1,000,000 shall be active trading. No pre-emptive right to the stockholders are created, and Article 9 of the Articles of Incorporation still is applicable."

On  November  4,  1980,  the  Articles  of  Incorporation   were  amended,   tne
corporation's name was changed form Spudcohol Industries, Inc. to Ameracol Technology, Inc.

On July 15, 1983, the Articles of Incorporation were amended to state the following amended articles. "The name and style of the corporation is and shall be: Chiropractic 21 International, Inc.," furthermore "The aggregate number of shares and the amount of the total authorized capital of the said corporation shall consist of 75,000,000 shares of $.004 par value common stock plus 10,000,000 shares of $.10 par value preferred stock in such series and with such rights as may be determined by the Board of Directors. All shares, when issued, will be fully paid and non-assessable, and the private property of stockholders shall not be liable for corporate debts. See Part III, Item 1.

Material Changes of Control Since Inception and Related Business History
--------------------------------------------------------------------------------

On June 28, 1999, Dr. James A. Mertz, the Company's President/Treasurer/director resigned and appointed Kirsten Lovato as President/Treasurer/director. On July 8, 1999, Dr. Vern Webster, the Company's director, resigned and appointed Nick Lovato as director. On November 8, 1999, a quorom of the board of directors appointed Vickie Rosenkrantz as Secretary/ director, and also appointed Nick Lovato as Vice President. Information regarding these person is contained in
Item 5.

Sales of  "Unregistered"  and "Restricted"  Securities Over the Past Three Years
--------------------------------------------------------------------------------

On September 11, 1999, the Company issued 13,789 unregistered and restricted shares to Jenson Services in consideration of the payment of $1,378.90 for audit and other corporate expenses incurred on behalf of the Company.

On September 11, 1999, the Company issued 210,000 "unregistered" and "restricted" shares to each of itS three current officers and directors, for a total of 630,000 shares. These shares were in consideration of services rendered. See Item 4.

Business.
---------

The Company was organized by the directors principally for the purpose of engaging in the development and franchising a computer based managment and practice system for chiropractic physicians including entering into joint ventures, leases and partnerships and acting as general partner of ventures. These operations proved to be unsuccessful and ended over ten years ago, and since there have been no further operations. Other than the above-referenced matters and seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations for over ten years. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, it is essentially a "blank check" company. Because the Company has no assets and conducts no material business, management anticipates that any such venture would require it to issue shares of its common stock as the sole consideration to acquire the venture. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. The Company makes no assurance that any future enterprise will be profitable or successful.

The auditor's discussion on the Company's liquidity in its report on the Company's audited financial statements, is as follows: "However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses."

The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities
Dealers' Automated Quotation System ("NASDAQ"), an issuer must have such securities registered under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Upon the effective date of this Registration Statement, the Company's common stock will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to obtain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act. Further, the National Association of Securities Dealers, Inc. (the "NASD") requires that all "non-reporting" companies whose shares of common stock are quoted on the NASD's OTC Bulletin Board be dropped. The company is not currently listed on the OTC Bulletin Board.

In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest; a transaction of this type would create a conflict of interest for such a person. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

Any finder's fee would be negotiated once a prospective merger candidate has been identified. Typically, a finder's fee is based upon a percentage, ranging from 5% to 15% of the fees described above.

None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Risk Factors.
-------------

In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

Auditor's Going Concern Opinion

-------------------------------

The auditors discussion on the Company's liquidity in the audited financial statements herein, is as follows: "The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses."

No Assets; No Source of Revenue

-------------------------------

The Company has no assets and has had no revenue for over five years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. Money is being forwarded to the Company, for expenses, by Jenson Services, Inc., a shareholder of the Company. See the heading "Limited Funds." The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

Discretionary Use of Proceeds; "Blank Check" Company.
-----------------------------------------------------

Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

Absence of Substantive Disclosure Relating to Prospective Acquisitions.
----------------------------------------------------------------------

Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

Unspecified Industry and Acquired Business; Unascertainable Risks.
------------------------------------------------------------------

To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

Uncertain Structure of Acquisition

----------------------------------

Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I,
Item 2.

Potential Dilution

------------------

The Company is authorized to issue 75,000,000 shares of common stock and 10,000,000 of preferred stock. As of April 1, 2000, only 1,398,208 shares were issued and outstanding. The issuance of additional shares in connection with any reorganization transaction or the raising of capital may result in substantial dilution of the holdings of current stockholders.

Limited Funds Available for Operating Expenses

----------------------------------------------

The Company currently has no assets. As a result, all funding necessary to meet the Company's operating expenses in the next 12 months will likely be advanced by management or principal stockholders as loans to the Company. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2.

Lack of Public Information Regarding Acquisition

------------------------------------------------

As of the date of this Registration Statement, the Company has not identified any potential merger or acquisition candidate. The Company does not intend to limit its search to any particular business or industry. Stockholders will not have access to any information about any such candidate until such time as a transaction is completed and the Company files a Current Report on Form 8-K disclosing the nature of such transaction.

State Restrictions on "Blank  Check" Companies

----------------------------------------------

Approximately 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Although it has no present plans to register or qualify its securities in any state, the Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

By regulation or policy statement, several states place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Commission. The majority of states have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

Management to Devote Insignificant Time to Activities of the Company.
---------------------------------------------------------------------

Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

Conflicts of Interest; Related Party Transactions.
--------------------------------------------------

Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

Voting Control Held by The Board of Directors

---------------------------------------------

Due to Kirsten Lovato, Nick Lovata, and Vickie Rosenkrantz ownership of a majority of the shares of the Company's outstanding common stock (approximately 53% of the outstanding voting securities of the Company), these stockholders, who are the current officers and directors have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4.

No Market for Common Stock; No Market for Shares.
-------------------------------------------------

Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," Part I, Item 4.

In addition to the foregoing, in order to obtain a listing for its securities on the OTC Bulletin Board, the Company will need to retain a broker-dealer that is willing to act as a "market maker."

Only companies that report their current financial information to the Securities and Exchange Commission may have their securities quoted on the OTC Bulletin Board. Therefore, upon the effective date of this Registration Statement, the Company may apply to have its securities quoted on the OTC Bulletin Board. However, in the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

Risks of "Penny Stock."
----------------------

The Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company is to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

        None; not applicable.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

        None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

        None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
---------------------------------------------------------------

        None; not applicable.

Research and Development.
-------------------------

        None; not applicable.

Number of Employees.
--------------------

        None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

The Company has not engaged in any material operations or had any revenues from operations during the last ten fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
----------------------

For the past ten years the company has had no material operations.It had losses of ($0) and ($0), for the years ended April 30, 1999 and 1998, respectively. The company incurred losses of ($28,343) and ($0), for the nine month periods ended January 31, 2000 and 1999, respectively.

Liquidity.
----------

The company had no assets during the years ended April 30, 1999 and 1998. No contributions were made during the nine month period ended January 31, 2000.

Item 3.  Description of Property.
---------------------------------

The Company has no assets, property or business; its principal executive office address and telephone number are the home address and telephone number of Jenson Services, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Jenson Services of providing the use of its office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

THE FOLLOWING TABLE SETS FORTH THE SHARE HOLDINGS OF THOSE PERSONS WHO OWN MORE THAN FIVE PERCENT OF THE COMPANY'S COMMON STOCK AS OF THE DATE HEREOF, TO WIT:


                                   NUMBER OF SHARES    PERCENTAGE
NAME AND ADDRESS                  BENEFICIALLY OWNED    OF CLASS
                                   ----------------    -----------
KIRSTEN LOVATO**                        210,000        15%
8667 SNOW MOUNTAIN DRIVE
SANDY, UT 84093

NICK LOVATO**                           210,000        15%
8667 SNOW MOUNTAIN DRIVE
SANDY, UT 84093


VICKIE ROSENKRANTZ                      210,000        15%
8850 NORTH REDDEN ROAD
PARK CITY, UT 84098


**NICK LOVATO AND KIRSTEN LOVATO ARE HUSBAND/WIFE.


 SECURITY OWNERSHIP OF MANAGEMENT.
----------------------------------

THE FOLLOWING TABLE SETS FORTH THE SHARE HOLDINGS OF THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS AS OF THE DATE HEREOF, TO WIT:


                        NUMBER OF SHARES
                       BENEFICIALLY OWNED     PERCENTAGE OF
NAME AND ADDRESS         AS OF 9/30/99           OF CLASS
----------------       -----------------       -------------
KIRSTEN LOVATO**                        210,000        15%
8667 SNOW MOUNTAIN DRIVE
SANDY, UT 84093

NICK LOVATO**                           210,000        15%
8667 SNOW MOUNTAIN DRIVE
SANDY, UT 84093


VICKIE ROSENKRANTZ                      210,000        15%
8850 NORTH REDDEN ROAD
PARK CITY, UT 84098


ALL THREE DIRECTORS                     630,000        45%


Changes in Control.
-------------------

There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                                         Date of         Date of
                                         Positions     Election or     Termination
Name                                        Held       Designation     or Resignation
                                            ----         ----          --------------
Kirsten Lovato...........................   Director and   06/99                *
                                            President

Nick Lovato .............................   Director and   07/99                *
                                            Vice President

Vickie Rosenkrantz.......................   Director and   10/99                *
                                            secretary


      * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

Kirsten Lovato, President and a director. Ms. Lovato is 30 years of age. Ms. Lovato graduated from Creighton in Omaha, Nebraska, she currently works as a dental hygentist.

Nick lovato, Vice President and a director. Mr. Lovato is 31 years of age. Mr. Lovato graduated from the University of Utah in June of 1992, with a bachelor of arts in political science. Mr. Lovato is a senior underwriter for Academy Mortgage of Salt Lake City, Utah.

Vickie Rosenkrantz. Secretary and a director. Ms. Rosenkrantz, age 32, has been a director and executive officer of the company since 1999. Ms. Rosenkrantz has most recently worked at Costco, under the marketing department.


OTHER "PUBLIC SHELL" ACTIVITIES.
--------------------------------

Kirsten Lovato, President and director. Other than this corporation, Ms. Lovato has been neither an officer, director or affiliate of any "blank check" companies in the past 10 years.

Nick lovato, Vice President and director. Other than the company, Mr. Lovato was an interim officer and director of Sun Tech Enterprises, a Nevada corporation, from may 4, 1996 until his resignation was accepted by the board of directors on May 15, 1996. At that time, Sun Tech Enterprises may have been deemed to be a "blank check" company. In addition, Mr. Lovato was appointed May 4, 1996, interim Vice President and director of National Air Corporation, a Nevada corporaton, until his resignation was accepted by the board of directors on July 1999. Other than the aforementioned, Mr. Lovato has been neither an officer, director or affiliate of any "blank check" companies in the past 10 years.

Vickie Rosenkrantz, Secretary and director. Other than the Company, Ms. Rosenkrantz presently serves as Secretary and director of Encibar, Inc. Encibar, Inc. is a Utah corporation, it operates as a recreational vehicle rental business. Other than the aforementioned, Ms. Rosenkrantz has been neither an officer, director or affiliate of any "blank check" companies in the past 10 years.

Significant Employees.
----------------------

The Company has no employees who are not executive officers.

Family Relationships.
---------------------

There are no family relationships between any director or executive officer, other than Ms. Lovato and Mr. Lovato are husband and wife.

Involvement in Certain Legal Proceedings.
-----------------------------------------

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3)  was  subject  to any  order,  judgment  or  decree,  not  subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

Except for the shares issued to the three officers and directors on September 11, 1999, there has been no executive compensation paid by the Company for services rendered in the last three years. See Item I and Part II, Item 4.

No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1999 or 1998, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

There are no conditions relating to payment of compensation to officers and directors that a target company must comply with and loans made by shareholders to the Company are typically forgiven with no recourse upon closing of a transaction. No loans have been made or are anticipated to be made to officers, directors, affiliates, or lending institutions.

Compensation of Directors.
--------------------------

There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
------------------------------------------------------------------------

There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Certain Business Relationships.
-------------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Indebtedness of Management.
---------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer.
----------------------

The company has no parents, except to the extent that its directors and executive officers may be deemed to be parents due to their collective ownership of 45% of the company's outstanding common stock.

Transactions with Promoters.
----------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.  Description of Securities.
-----------------------------------

The Company has 75,000,000 shares of $.004 par value common stock plus 10,000,000 shares of $.10 par value preferred stock in such series and with such rights as may be determined by the Board of Directors.

Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

PART II.


Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters.
          -------------------------------------------------

Related Market Information.
---------------------------

There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD; however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Commission by members of management may have a substantial adverse impact on any such public market.

Holders.
--------

The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 2040 .

Dividends.
----------

The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2. Legal Proceedings.
--------------------------

The Company is not a party to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3.  Changes in and Disagreements with Accountants.
-------------------------------------------------------

There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement. The current accountant for the Company audited its last financial statements for the year ended April 30, 1999.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

On September 11, 1999, the Company issued 13,789 shares to Jenson Services in consideration of the payment of $1,378.90 of expenses incurred on behalf of the Company.

On September 11, 1999, the Company issued 210,000 "unregistered" and "restricted" shares to each of it's three current officers and directors, for a total of 610,000 "unregistered" and "restricted" shares. These shares were in consideration of services rendered. See Part I, Item 4.

There have been no other sales of the Company's unregistered securities in the past five years.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
---------------------------------------------------

Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role.

Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests.

Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation. To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he or she be indemnified "against expenses, including attorneys" fees, actually and reasonably incurred by him in connection with the defense."

Section 78.751(4) of the NRS limits indemnification under Sections 78.751(1) and 78.751(2) to situations in which either (i) the stockholders; (ii) the majority of a disinterested quorum of directors; or (iii) independent legal counsel determine that indemnification is proper under the circumstances. Pursuant to
Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt
of  an   undertaking.

Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators. Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

Article VIII of the Company's Bylaws provides for the mandatory indemnification and reimbursement of any director or executive officer for actions or omissions in such capacity, except for claims or liabilities arising out of his or her own negligence or willful misconduct.

PartF/S.



                          Index to Financial Statements

                     Report to Certified Public Accountants

Financial Statements

----------------------------

     Audited Financial Statements for the year ended April 30, 1999.

     ------------------------------

     Independent Auditors' Report

     Balance Sheet

     Statements of Operations

     Statements of Stockholder's Equity (Deficit)

     Statements of Cash Flows

     Notes to the Financial Statements

     Unaudited Financial Staments for the period
     January 31, 1999

     ------------------------------

     Balance Sheet

     Statement of Operations

     Statement of Cash Flows

                              CHIROPRACTIC 21 INTERNATIONAL,  INC.
                                 [A Development Stage Company]
                      Financial Statements and Independent Auditors' Report
                                         April 30, 1999

                              CHIROPRACTIC 21 INTERNATIONAL,  INC.
                                  [A Development Stage Company]
                                        TABLE OF CONTENTS


                                                                                                                            Page

Independent Auditors' Report                                                                                                  1

Balance Sheet -- April 30, 1999                                                                                               2

Statements of Operations for the years ended April 30, 1999 and 1998, and for the period from Reactivation [December 15, 1998] through April 30,

1999                                                                                                                          3

Statements of Stockholders' Deficit for the years ended April 30, 1999 and 1998, and for the period from Reactivation [December 15, 1998] through

April 30, 1999                                                                                                                4

Statements of Cash Flows for the years ended April 30, 1999 and 1998, and
for the period from Reactivation [December 15, 1998] through April 30,                                                        5
1999

Notes to Financial Statements                                                                                              6 -- 8

                                  INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders

Chiropractic 21 International,  Inc.[a development stage company]


We have audited the accompanying balance sheet of Chiropractic 21 International, Inc. [a development stage company] as of April 30, 1999, and the related statements of operations, stockholders' deficit, and cash flows for the years ended April 30, 1999 and 1998, and for the period from Reactivation [December 15, 1998] through April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chiropractic 21 International, Inc. [a development stage company] as of April 30, 1999, and the results of operations and cash flows for the years ended April 30, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has accumulated losses from operations, no assets, and a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                              Mantyla McReynolds

Salt Lake City, Utah
December 15, 1999


                              CHIROPRACTIC 21 INTERNATIONAL,  INC.
                                  [A Development Stage Company]
                                          Balance Sheet
                                         April 30, 1999


                                             ASSETS

Assets                                                                         $               -0-
                                                                                 ------------------
                       Total Assets                                            $               -0-
                                                                                 ==================



                              LIABILITIES AND STOCKHOLDERS' DEFICIT



Liabilities:
  Current Liabilities:
  Accounts Payable                                                             $                  0
  Payable to shareholder - Note 5                                                               466
                                                                                 ------------------
                     Total Liabilities                                                          466


Stockholders' Deficit:
  Capital Stock -- 75,000,000 shares authorized having a par value of $.004 per share; 6,159,732 shares issued

   and outstanding - NOTE 4                                                                 24,639
  Additional Paid-in Capital                                                               914,125
  Accumulated Deficit                                                                     (939,230)
                                                                                 ------------------
                Total Stockholders' Deficit                                                   (466)
                                                                                 ------------------
        Total Liabilities and Stockholders' Deficit                            $                -0-
                                                                                 ==================







                         See accompanying notes to financial statements.


                              CHIROPRACTIC 21 INTERNATIONAL,  INC.
                                  [A Development Stage Company]
                                    Statements of Operations

       For                 the Years Ended April 30, 1999 and 1998,  and for the
                           Period from Reactivation  [December 15, 1998] through
                           April 30, 1999

                                                                                           Reactivation
                                                                                              through

                                                                                             April 30,
                                                      1999                1998                 1999
                                                 --------------      ---------------      ---------------
Revenues                                       $           -0-     $            -0-    $             -0-

General & Administrative Expenses                          466                  -0-                  466
                                                 --------------      ---------------      ---------------

              Operating Loss                              (466)                 -0-                 (466)

                                                 --------------      ---------------      ---------------
       Net Loss Before Income Taxes                       (466)                 -0-                 (466)

Current Year Provision for Income Taxes                     -0-                 -0-                  -0-
                                                 --------------      ---------------      ---------------

Net Loss                                       $          (466)    $            -0-    $            (466)
                                                 ==============      ===============      ===============



Loss Per Share                                 $          (.01)    $           (.00)   $            (.01)
                                                 ==============      ===============      ===============

Weighted Average Shares Outstanding                   6,159,732            6,159,732            6,159,732
                                                 ==============      ===============      ===============





                         See accompanying notes to financial statements.



                              CHIROPRACTIC 21 INTERNATIONAL,  INC.
                                  [A Development Stage Company]
                               Statements of Stockholders' Deficit

       For                 the Years Ended April 30, 1999 and 1998,  and for the
                           Period from Reactivation  [December 15, 1998] through
                           April 30, 1999

                                                             Additional                             Net
                               Common          Common          Paid-in         Accumulated     Stockholders'
                               Shares           Stock          Capital           Deficit          Deficit
                            ------------     ----------     ------------      ------------     -------------
Balance, April 30, 1997       6,159,732  $      24,639  $       914,125  $       (938,764) $             -0-
Net loss for the Year Ended
April 30, 1998                                                                        -0-                -0-
                            ------------     ----------     ------------      ------------     -------------
Balance, April 30, 1998        6,159,732         24,639          914,125         (938,764)               -0-
Net loss for the Period May 1,
1998 through December 15,
1998

Balance, December 15, 1998     6,159,732         24,639          914,125         (938,764)               -0-
(date of reactivation)
Net loss for the Period from
December 16, 1998 through
April 30, 1999                                                                       (466)             (466)
                            ------------     ----------     ------------      ------------     -------------
Balance, April 30, 1999        6,159,732 $       24,639 $        914,125 $       (939,230) $           (466)
                            ============     ==========     ============      ============     =============




















                         See accompanying notes to financial statements.



                              CHIROPRACTIC 21 INTERNATIONAL,  INC.
                                  [A Development Stage Company]
                                    Statements of Cash Flows

        For                the Years Ended April 30, 1999 and 1998,  and for the
                           Period from Reactivation  [December 15, 1998] through
                           April 30, 1999

                                                                                         Reactivation
                                                                                         through April

                                                                                           30, 1999

                                                            1999            1998
Cash Flows Provided by/(Used for) Operating Activities

Net Loss                                             $         (466) $           -0- $            (466)
Adjustments to reconcile net income to net cash provided by
 operating activities:
     Increase in current liabilities                            466              -0-               466
                                                         -----------     -----------     -------------
       Net Cash Used for Operating Activities                   -0-              -0-               -0-

           Net Increase/(Decrease) in Cash                      -0-              -0-               -0-

Beginning Cash Balance                                          -0-              -0-               -0-
                                                         -----------     -----------     -------------

Ending Cash Balance                                  $          -0-  $           -0-  $            -0-

                                                         ===========     ===========     =============

Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year for interest             $          -0-  $          -0-  $            -0-
  Cash paid during the year for income taxes         $          -0-  $          -0-  $            -0-
















                         See accompanying notes to financial statements.


                              CHIROPRACTIC 21 INTERNATIONAL,  INC.
                                  [A Development Stage Company]
                                  Notes to Financial Statements
                                         April 30, 1999

NOTE 1         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
               (a)    Organization

               Chiropractic 21 International, Inc. (the Company) incorporated under the laws of the State of Nevada on July 1, 1970, as Instant Hot Water, Inc. The Company became dormant for many years, then was revived under the name Americol Technology, Inc., on August 21, 1982. On May 31, 1983, the Company changed its name to Chiropractic 21 International, Inc., and was developing a computer-based professional practice system for chiropractic physicians. The Company was unsuccessful in developing this business and became dormant again until December of 1998 when the Directors began efforts to reactivate the Company.

               The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The following summarizes the more significant of such policies:

               (b)    Income Taxes

               Effective  May 1, 1993,  the Company  adopted the  provisions  of
               Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Prior years' consolidated financial statements have not been restated to apply the provisions of the Statement. The cumulative effect of this change in accounting for income taxes as of April 30, 1999 is $0 due to the valuation allowance established as described in Note 3.

               (c)    Net Loss Per Common Share

               Net loss per common share is based on the weighted-average number of shares outstanding.

               (d)    Statement of Cash Flows

               For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company had $0 cash at April 30, 1999.

                              CHIROPRACTIC 21 INTERNATIONAL,  INC.
                                  [A Development Stage Company]
                                  Notes to Financial Statements
                                         April 30, 1999
                                           [Continued]



NOTE 1         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
               [continued]

               (e)    Use of Estimates in Preparation of Financial Statements

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2         LIQUIDITY/GOING CONCERN

               The Company has accumulated losses through April 30, 1999 amounting to $939,230, has no assets, and has a net working capital deficiency at April 30, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern.

               Management plans include finding a well-capitalized merger candidate to recommence its operations. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3         INCOME TAXES

               Below is a summary of deferred tax asset calculations on net operating loss carry forward amounts. Loss carry forward amounts expire at various times through 2014. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

                                             NOL

Description                                Balance          Tax           Rate
--------------------------------------- -------------- ------------- -----------
   Federal Income Tax                             $466           $70      15%
   Valuation allowance                                           (70)
                                                       -------------
        Deferred tax asset 4/30/99                                $0

                              CHIROPRACTIC 21 INTERNATIONAL,  INC.
                                  [A Development Stage Company]
                                  Notes to Financial Statements
                                         April 30, 1999
                                           [Continued]
NOTE 4         SUBSEQUENT EVENTS/RELATED PARTY TRANSACTION

               The Company resolved to issue unregistered and restricted shares of common stock on September 11, 1999:

Number of shares        Recipient                    Consideration
--------------------    --------------------------   ---------------------------
             137,890    Consultant/shareholder       Reimbursement for expenses
                                                     paid on behalf of Company
           6,300,000    Directors                    Services

--------------------
           6,437,890    Total

               On November 9, 1999, the Company's Board of Directors resolved to effect a reverse split of the then outstanding 12,597,622 shares of common stock on the basis of 10 for one, effective December 20, 1999, while retaining the current authorized capital and par value. No stockholder shall own less than 100 post split shares; appropriate adjustments are to be made to the stated capital accounts and capital surplus accounts.

NOTE 5

               A shareholder has paid general and administrative expenses on behalf of the Company, through April 30, 1999, of $466. The Company has recorded a liability for this amount which is payable on demand and is non-interest bearing.


                       CHIROPRACTIC 21 INTERNATIONAL, INC.
                                 BALANCE SHEETS
                       January 31, 2000 and April 30, 1999

                                                                           01/31/2000            04/30/1999
                                                                        -----------------     -----------------
                                                                          [Unaudited]
                                                    ASSETS

Assets                                                                $                0    $                0

                                                                        -----------------     -----------------
           Total Assets                                               $                0    $                0
                                                                        =================     =================

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
      Loans from stockholders                                         $            2,230    $              466
      Accounts Payable                                                                 0                     0
      Income Taxes Payable                                                             0                     0
                                                                        -----------------     -----------------
           Total Current Liabilities                                               2,230                   466

           Total Liabilities                                                       2,230                   466
                                                                        -----------------     -----------------

Stockholders' Deficit:
      Common Stock, $.004 par value;
           authorized 75,000,000 shares; issued and
           outstanding, 1,398,208 shares                                           5,593                24,639
      Paid-in Capital                                                            959,750               914,125
      Accumulated Deficit                                                       (967,573)             (939,230)
                                                                        -----------------     -----------------
           Total Stockholders' Deficit                                            (2,230)                 (466)

                                                                        -----------------     -----------------
           Total Liabilities and Stockholders' Deficit                $                0    $                0
                                                                        =================     =================

NOTE  TO  FINANCIAL   STATEMENTS:   Interim  financial  statements  reflect  all
adjustments  which  are,  in the  opinion  of  management,  necessary  to a fair statement of the results for the periods.  The April 30, 1999, balance sheet has been derived from the audited  financial  statements.  These  interim  financial statements  conform with the requirements for interim  financial  statements and consequently do not include all the disclosures  normally  required by generally accepted accounting principles.

                       CHIROPRACTIC 21 INTERNATIONAL, INC.
                            STATEMENTS OF OPERATIONS
      For the Three and Nine Month Periods Ended January 31, 2000 and 1999

                                                     Three Months       Three Months     Nine Months      Nine Months
                                                         Ended             Ended            Ended           Ended
                                                      01/31/2000         01/31/1999       01/31/2000      01/31/1999
                                                    ----------------   ---------------   -------------   -------------
                                                      [Unaudited]       [Unaudited]        [Unaudited]   [Unaudited]
REVENUE
     Income                                       $               0  $              0 $             0 $             0
                                                    ----------------   ---------------   -------------   -------------
NET REVENUE                                                       0                 0               0               0

Operating Expenses
     Office Expenses                                            160                 0             503               0
     Professional Fees                                            0                 0           2,640               0
     Services Rendered Expenses                                   0                 0          25,200               0
                                                    ----------------   ---------------   -------------   -------------
Total Operating Expenses                                        160                 0          28,343               0

                                                    ----------------   ---------------   -------------   -------------
Net Income Before Taxes                           $            (160) $              0 $       (28,343)$             0
                                                    ================   ===============   =============   =============

Income/Franchise taxes                                            0                               100               0

Net loss                                                       (160)                0         (28,443)              0

Loss Per Share                                    $           (0.01) $          (0.01)$         (0.01)$         (0.01)
                                                    ================   ===============   =============   =============

Weighted Average Shares Outstanding                       3,886,967         6,159,732       6,594,346       6,159,732
                                                    ================   ===============   =============   =============

                       CHIROPRACTIC 21 INTERNATIONAL, INC.
                            STATEMENTS OF CASH FLOWS
      For the Three and Nine Month Periods Ended January 31, 2000 and 1999

                                                       Three Months      Three Months      Nine Months       Nine Months
                                                           Ended             Ended            Ended             Ended
                                                        03/31/2000        03/31/1999        03/31/2000        03/31/1999
                                                       --------------    --------------   ---------------   ---------------
                                                        [Unaudited]       [Unaudited]      [Unaudited]       [Unaudited]

Cash Flows Used For Operating Activities
---------------------------------------------------
  Net Loss                                           $          (160)  $             0  $        (28,343) $              0
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Shares issued for forgiveness of debt                          0                 0            26,579                 0
    Increase/(Decrease) in loans from shareholder                160                 0             1,764                 0
                                                       --------------    --------------   ---------------   ---------------
      Net Cash Used For Operating Activities                       0                 0                 0                 0
                                                       ==============    ==============   ===============   ===============

Cash Flows Provided by Financing Activities                        0                 0                 0                 0
-------------------------------------------------------

      Net Increase In Cash                                         0                 0                 0                 0

      Beginning Cash Balance                                       0                 0                 0                 0

      Ending Cash Balance                          $               0 $               0 $               0 $               0
                                                       --------------    --------------   ---------------   ---------------


PART. III

Item 1.  Index to Exhibits.
---------------------------

          The following exhibits are filed as a part of this Registration Statement.


Exhibit
Number         Description*
------         ------------
3.1            Initial Articles of Incorporation
3.2            By-laws
3.3 (i)        Certificate of Amendment to Articles of Incorporation
               dated September 23, 1970
3.3 (ii)       Certificate of Amendment to Articles of Incorporation
               dated October 29, 1970
3.3 (iii)      Certificate of Amendment to Articles of Incorporation
               dated October 6, 1972
3.3 (iv)       Certificate of Amendment to Articles of Incorporation
               dated November 4, 1980
3.3 (v)        Certificate of Amendment to Articles of Incorporation
               dated July 15, 1983
3.3 (vi)       Certificate of Amendment to Articles of Incorporation
               dated December 29, 1999
50             Financial Data Schedule


          * Summaries  of  all  exhibits   contained  within  this  Registration
            Statement are modified in their entirety by reference to these Exhibits.

                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CHIROPRACTIC 21 INTERNATIONAL, INC.

Dated: 4/28/00                /S/KIRSTEN LOVATO
                              Kirsten Lovato, Director and President

Dated: 4/28/00                /S/NICK LOVATO
                              Nick Lovato, Director and Secretary

                            ARTICLES OF INCORPORATION
                                       OF
                             INSTANT HOT WATER, INC.

           KNOW ALL MEN BY THOSE PRESENTS: That we, the undersigned, have this day voluntarily associated ourselves together for the purpose of forming a corporation under and by virtue of the Corporation Laws of the State of Nevada, and all Acts mandatory thereof or additional thereto, and we hereby have agreed and do certify as follows:

           ARTICLE I- The name of the  corporation  shall be  INSTANT  HOT WATER
           INC.

           ARTICLE 2: The place where its principal office is to be located is in the City of Reno, State of Nevada, but this Corporation may maintain an office or offices in such other place or places as may from time to time be fixed by its Board of Directors, or as it may be fixed by the by-laws of said Corporation.

           ARTICLE 3: The object of the Corporation is to furnish instant hot water for recreation type vehicles as specified in the following:

             A. To research, manufacture and sell a small instant hot water device, to be practical yet economical. That it will be available for use in campers, motor homes, for and in connection with recreation. For the outdoorsman to have access to instant hot water in the very simplest form.

             B. To acquire equipment and/or properties of all kinds, all kinds of listed and unlisted stocks, bonds, mortgages, chattels, equities, and other securities, including food and commodities, to make loan- to individuals, firms, associations and trusts, with or without collateral, on personal notes, personal property, motor vehicles, etc. as may be necessary for the successful operation of any of the businesses hereinbefore mentioned.

             C. To own, organize, and manage, and/or acquire ownership of proposed and/or existing clubs or organization for the purpose of utilizing the properties, equipment, and/or services at our disposal on a rental or lease basis.

             D. To acquire. hold, use, sell, assign, lease, grant licenses in respect of, mortgage or otherwise dispose of letters patent of the United States or any foreign country, patent rights, licenses and privileges, inventions, improvements and processes, copyright, trade marks and trade names, relating to or useful in connection with any business of this corporation.

             E. To guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge, or otherwise dispose of shares of the capital stock of, or any bonds, securities or evidences of indebtedness created by any other corporation or corporations organized under the laws of this State, or any other state, county, nation or government, and while the owner thereof to exercise all the rights, powers and privileged or ownership.

             F. To issue bonds, debentures or obligations of this corporation from time to time, for any of the objects of purposes of the corporation, and to secure the same by mortgage, pledge, deed of trust or otherwise.

             G. To purchase hold, sell and transfer the shares of Its own capital stock; provided it shall not use its funds or property for the purchase of its own shares of capital stock when such use would cause any impairment of its capital; and provided. Further, that shares of its own capital stock belonging it shall not be voted directly or indirectly.

              H. To have one or more offices, to carry on all or any of its operations arid business and without restriction or limit as to amount to purchase or otherwise acquire, hold, own mortgage, own, convert or otherwise dispose of real and, personal property of every class and description in any of the states, districts, territories or colonies of the United States and in any and all foreign countries, subject to the laws of such state, district, territory, colony, or country.

               I. In general, to carry on any other business in connection with foregoing whether manufacturing or otherwise, and to have and exercise all the powers conferred by the laws of Nevada upon corporations formed under the act herein before referred to, and to do any and all things hereinbefore set forth, to the same extent as natural persons might or could do.

               J. To  do  all  and  everything  necessary  and  proper  for  the accomplishment of the objects enumerated in its Articles of Incorporation, or any amendment thereof, or necessary or incidental to the protection and benefit of the corporation, and in general to carry on any lawful business necessary to or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the object set forth in the Articles of Incorporation of such corporation, or any amendment thereof.

             K. The foregoing clauses shall be construed both as objects and powers; and its hereby expressly provided that the foregoing enumeration of specific powers shall not be held to limit or restrict in any manner the powers of this corporation.

           ARTICLE 4: The authorized capital structure of this corporation is Seventy Thousand Dollars ($70,000.00). Pro-Rata ownership of the corporation shall be expressed as ownership of shares of common, capital stock.. All shares are of the same class and have the same rights.

           ARTICLE 5: The authorized capital structure of this corporation shall be divided into 7,000,000 shares. Thus, creating a par value for each share of $0.01.

           ARTICLE 6: The duration if this corporation is perpetual.

           ARTICLE 7: The capital stock, after the amount of the subscription price or par value has been paid in shall not be subject to assessment, to pay the debts of the corporation.

           ARTICLE 8: The private property of the stockholders shall not subject to the payment of the corporation's debts to any extent whatever.

           ARTICLE 9: Pre-emptive rights are denied to stockholders.

           ARTICLE 10: The principal office of the corporation is Reno, Nevada.

           ARTICLE 11: The governing board shall be styled directors. Until successors are elected, appointed and qualified, the directors of this corporation, and their respective addresses are:

           /S/
           /S/
           /S/

          ARTICLE 12: The names and addresses of the original Incorporators appear opposite the signatures hereinafter subscribed:

                /S/
                /S/
                /S/

          ARTICLE 13: The elections of Directors, their qualifications and powers.

               A. The government of this  corporation and the management of its affairs shall be vested in a Board of Directors which number may be changed from time to time by the unanimous vote of all the Board of Directors at a duly constituted meeting, but the number of directors of this corporation shall always be fixed at an odd number, with a minimum of
                  Three  (3)  Directors  and a  maximum  of  twenty-five  (25)
                  directors. A quorum of the Board of Directors of this corporation shall be the majority of the fixed number of directors of this corporation's Board of Director present at a duly constituted meeting.

               B. At all  meetings  of the  stockholders  each  Share of  common voting stock shall be entitled to ONE (1) Vote, either in person or by proxy, the three-fourths (3/4) majority of all the outstanding capital common voting stock shall be necessary to hold a stockholders meeting. Should three-fourth's (3/4) of a majority of all the capital common voting stock that is outstanding as shown on the books of the corporation not be represented at any regular, stated or special stockholder's meeting, adjournments may be taken from time to time without further notice until a sufficient number of shares is represented to hold such meeting. Each director shall be elected at the annual meeting of the stockholders by ballot, and each director must receive at least three-fourths (3/4) of all the outstanding capital common voting stock to be elected.

              C. To qualify as a director of this corporation, each member of the board of directors must have at least ONE HUNDRED (100) shares of the common voting stock of this corporation, each director must keep at least ONE HUNDRED (100) shares of the common voting stock of this corporation while a director. Directors of this corporation need not be residents of the State of Nevada, nor citizens of the United States except for the director elected to the office of Vice-President and Statutory Agent, this director must be a citizen of the United States and a resident of the State of Nevada, and whom is designated as the statutory agent for the corporation, and upon whom process against the corporation may be served.

              D. The term of office for all directors of this corporation shall be One Year (1) and until their successors are qualified and elected, except the first directors and director-officers, their term of office shall be until the first annual meeting of the stockholders and until their successors are qualified and elected.

              E. Within Ten (10) days after the election of the directors for the corporation, the directors for the corporation shall elect from among their number a President, one or more Vice-Presidents, a Secretary and a Treasurer. The office of the Secretary and the office of the Treasurer may be held by the same person.

              F. In case of death, disability, or resignation of one or more of the Directors of this corporation, the remaining directors, although less than a quorum, shall fill the vacancies for the unexpired term as soon as they can, also if they increase the number of directors of this corporation they may appoint new directors until the next election and their successors are qualified and elected.

              G. The Board of Directors shall have the power to make, alter, rescind and amend the by-laws of this corporation.

              H. Except as otherwise expressly provided by law, the board of directors shall have the power to sell, hypothecate mortgage, and pledge all or any part of the corporate assets of property without further authorization from the stockholders.

              I. By a resolution passed by a unanimous vote of the whole board of directors of this corporation they may appoint two or more members of the board of directors to act as an Executive Committee, which committee shall, for the time being, as provided in the said resolution, have an exercise any and all the powers of the board' of directors, which may be delegated, in the management of the business and the affairs of the corporation, and shall have the power to authorize the seal of the corporation to be affixed to a11 papers which may require it.

              J. A quorum of the board of directors of this corporation is authorized to transact the business and exercise the corporate powers of the corporation.

           ARTICLE 14: No contract or other transaction between this corporation and any other corporation shall be affected or invalidated by the fact that any director or directors, officers or officer, individually or jointly, or any of the stockholders of this corporation, may be a party or parties to or may be interested in any contract or transaction of this corporation or in which this corporation is interested; and no contract, or transaction of this corporation with any person, firm of corporation shall be affected or invalidated by the fact that any director of this corporation is a party to, or interested in such contract, act, or transaction, or in any way connected with such person, firm. or corporation, and each person who may become a director of this corporation is hereby relieved from any liability that might otherwise exist from contracting with the corporation for and on behalf of himself or any firm, association, or corporation in which he may be interested in or benefit from.

           ARTICLE 15: The first annual meeting of the stockholders for the election of the directors and transaction of other such business as properly may become before said meeting, shall be held at the office of the corporation or such meeting place designated by order of the board of directors if this corporation office is not adequate, and such notice shall be posted in said office. This meeting shall be held at the hour of 7 PM on the 1st day of October 1970 and annually thereafter, at the same time and place. No notice need be given for the regular annual stockholder's meeting.

           ARTICLE 16: Notice of special meetings shall not be given less than Ten days (10) before the appointed time for such special stockholder's meetings and may be given by serving personally or placing in the United States mail, a letter containing a copy of such notice is deemed given upon mailing of same. These articles of Incorporation can be amended by the shareholders only at a special meeting of the shareholders called for that purpose. Each article amended must be amended by a vote of a three-fourths (3/4) majority. No proposed amendment shall be submitted to the shareholders until it shall have first received the approval of at least Fifty (50%) percent of the members of the board of directors at a regular or duly called meeting of the board of directors where all members are present.

          ARTICLE 17: The board of directors shall have the authority to issue stock from time to time and also to fix the consideration for said stock. Any and all stock so issued the full consideration for which has been paid, shall be deemed full-paid stock. Any portion of the capital stock may be issued in payment of real or personal property, services, or anything of value for the uses and purposes of the corporation, and when issued shall become fully paid for as though paid for in cash, and in the absence of fraud, the directors shall be the sole judges of the property, services, right, or thing acquired in exchange for stock..

             IN WITNESS WHEREOF, we have hereunto set our hands and seals this 1st day of July 1970.

             Signatures of the Incorporators:
             /S/
             /S/
             /S/
             /S/

             WITNESS to the foregoing signatures:

             STATE OF NEVADA  )
                              ) Ss
             COUNTY OF        )

         /S/ being first upon oath duly sworn, duly verify that he is the signer of the foregoing articles of Incorporation; that he has read and know the contents thereof; and that all statements contained therein are true.

                                DATED this 1st day of  July 1970.
                                                       /S/
                                                     NOTARY PUBLIC
                                                     Residing in Reno, Nevada

             STATE OF UTAH  )
                            ) Ss
             COUNTY OF      )

         /S/ being first upon oath duly sworn, duly verify that they are the signatures of the foregoing Articles of Incorporation; that they have read and know the contents thereof; and that all statements contained herein are true.

                                DATED this 1st day of July 1970.

                                                /S/
                                                NOTARY PUBLIC
                                                Residing in Salt Lake City, Utah




                                     BYLAWS
                                       OF
                       CHIROPRACTIC 21 INTERNATIONAL, INC.

                                    ARTICLE I
                                     OFFICES

Section 1.01 Location of Office. The corporation may maintain such offices within or without the State of Nevada as the Board of Directors may from time to time designate or require.

Section 1.02 Principal Office. The address of the principal office of the corporation shall be at the address of the registered office of the corporation as so designated in the office of the Lieutenant Governor/Secretary of State of the state of incorporation, or at such other address as the Board of Directors shall from time to time determine.

                                   ARTICLE II
                                  SHAREHOLDERS

Section 2.0 Annual Meeting. The annual meeting of the shareholders shall be held in May of each year or at such other time designated by the Board of Directors and as is provided for in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

Section 2.02 Special Meetings. Special meetings of the shareholders may be called at any time by the chairman of the board, the president, or by the Board of Directors, or in their absence or disability, by any vice president, and shall be called by the president or, in his or her absence or disability, by a vice president or by the secretary on the written request of the holders of not less than one-tenth of all the shares entitled to vote at the meeting, such written request to state the purpose or purposes of the meeting and to be delivered to the president, each vice-president, or secretary. In case of failure to call such meeting within 60 days after such request, such shareholder or shareholders may call the same.

Section 2.03 Place of Meetings. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of incorporation, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be at the principal office of the corporation.


Section 2.04 Notice of Meetings. The secretary or assistant secretary, if any, shall cause notice of the time, place, and purpose or purposes of all meetings of the shareholders (whether annual or special), to be mailed at least ten (10) days, but not more than fifty (50) days, prior to the meeting, to each shareholder of record entitled to vote.

Section 2.05 Waiver of Notice. Any shareholder may waive notice of any meeting of shareholders (however called or noticed, whether or not called or noticed and whether before, during, or after the meeting), by signing a written waiver of notice or a consent to the holding of such meeting, or an approval of the minutes thereof. Attendance at a meeting, in person or by proxy, shall constitute waiver of all defects of call or notice regardless of whether waiver, consent, or approval is signed or any objections are made. All such waivers, consents, or approvals shall be made a part of the minutes of the meeting.

Section 2.06 Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any annual meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the share transfer books shall be closed, for the purpose of determining shareholders entitled to notice of or to vote at such meeting, but not for a period exceeding fifty (50) days. If the share transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at such meeting, such books shall be closed for at least ten (10) days immediately preceding such meeting.

In lieu of closing the share transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof. Failure to comply with this Section shall not affect the validity of any action taken at a meeting of shareholders.


Section 2.07 Voting Lists. The officer or agent of the corporation having charge of the share transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of, and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder during the whole time of the meeting. The original share transfer book shall be prima facia evidence as to the shareholders who are entitled to examine such list or transfer books, or to vote at any meeting of shareholders.

Section 2.08 Quorum. One-half of the total voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If a quorum is present, the affirmative vote of the majority of the voting power represented by shares at the meeting and entitled to vote on the subject shall constitute action by the shareholders, unless the vote of a greater number or voting by classes is required by the laws of the state of incorporation of the corporation or the Articles of Incorporation. If less than one-half of the outstanding voting power is represented at a meeting, a majority of the voting power represented by shares so present may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

Section 2.09 Voting of Shares. Each outstanding share of the corporation entitled to vote shall be entitled to one vote on each matter submitted to vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by the Articles of Incorporation.

Section 2.10 Proxies. At each meeting of the shareholders, each shareholder entitled to vote shall be entitled to vote in person or by proxy; provided, however, that the right to vote by proxy shall exist only in case the instrument authorizing such proxy to act shall have been executed in writing by the registered holder or holders of such shares, as the case may be, as shown on the share transfer of the corporation or by his or her or her attorney thereunto duly authorized in writing. Such instrument authorizing a proxy to act shall be delivered at the beginning of such meeting to the secretary of the corporation or to such other officer or person who may, in the absence of the secretary, be acting as secretary of the meeting. In the event that any such instrument shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one shall (unless the instrument shall otherwise provide) have all of the powers conferred by the instrument on all persons so designated. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held and the persons whose shares are pledged shall be entitled to vote, unless in the transfer by the pledge or on the books of the corporation he or she shall have expressly empowered the pledgee to vote thereon, in which case the pledgee, or his or her proxy, may represent such shares and vote thereon.

Section 2.11 Written Consent to Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                                   ARTICLE III
                                    DIRECTORS

Section 3.01 General Powers. The property, affairs, and business of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the corporation whether derived from law or the Articles of Incorporation, except such powers as are by statute, by the Articles of Incorporation or by these Bylaws, vested solely in the shareholders of the corporation.

Section 3.02 Number, Term, and Qualifications. The Board of Directors shall consist of three to nine persons. Increases or decreases to said number may be made, within the numbers authorized by the Articles of Incorporation, as the Board of Directors shall from time to time determine by amendment to these Bylaws. An increase or a decrease in the number of the members of the Board of Directors may also be made upon amendment to these Bylaws by a majority vote of all of the shareholders, and the number of directors to be so increased or decreased shall be fixed upon a majority vote of all of the shareholders of the corporation. Each director shall hold office until the next annual meeting of shareholders of the corporation and until his or her successor shall have been elected and shall have qualified. Directors need not be residents of the state of incorporation or shareholders of the corporation.

Section 3.03 Classification of Directors. In lieu of electing the entire number of directors annually, the Board of Directors may provide that the directors be divided into either two or three classes, each class to be as nearly equal in number as possible, the term of office of the directors of the first class to expire at the first annual meeting of shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class, if any, to expire at the third annual meeting after their election. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the second succeeding annual meeting, if there be two classes, or until the third succeeding annual meeting, if there be three classes.

Section 3.04 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately following, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide by resolution the time and place, either within or without the state of incorporation, for the holding of additional regular meetings without other notice than such resolution.

Section 3.05 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president, vice president, or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the state of incorporation, as the place for holding any special meeting of the Board of Directors called by them.

Section 3.06 Meetings by Telephone Conference Call. Members of the Board of Directors may participate in a meeting of the Board of Directors or a committee of the Board of Directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 3.07 Notice.  Notice of any special  meeting shall be given at least ten
(10) days prior thereto by written notice delivered personally or mailed to each director at his or her regular business address or residence, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 3.08 Quorum. A majority of the number of directors shall constitute a quorum for the transaction of business or any meeting of the Board of Directors, but if less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 3.09 Manner of Acting. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, and the individual directors shall have no power as such.

Section 3.10 Vacancies and Newly Created Directorship. If any vacancies shall occur in the Board of Directors by reason of death, resignation or otherwise, or if the number of directors shall be increased, the directors then in office shall continue to act and such vacancies or newly created directorships shall be filled by a vote of the directors then in office, though less than a quorum, in any way approved by the meeting. Any directorship to be filled by reason of removal of one or more directors by the shareholders may be filled by election by the shareholders at the meeting at which the director or directors are removed.

Section 3.11 Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 3.12 Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting, unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered or certified mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 3.13 Resignations. A director may resign at any time by delivering a written resignation to either the president, a vice president, the secretary, or assistant secretary, if any. The resignation shall become effective on its acceptance by the Board of Directors; provided, that if the board has not acted thereon within ten days (10) from the date presented, the resignation shall be deemed accepted.

Section 3.14 Written Consent to Action by Directors. Any action required to be taken at a meeting of the directors of the corporation or any other action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same legal effect as a unanimous vote of all the directors or members of the committee.

Section 3.15 Removal. At a meeting expressly called for that purpose, one or more directors may be removed by a vote of a majority of the shares of outstanding stock of the corporation entitled to vote at an election of directors.

                                   ARTICLE IV
                                    OFFICERS

Section 4.01 Number. The officers of the corporation shall be a president, one or more vice-presidents, as shall be determined by resolution of the Board of Directors, a secretary, a treasurer, and such other officers as may be appointed by the Board of Directors. The Board of Directors may elect, but shall not be required to elect, a chairman of the board and the Board of Directors may appoint a general manager.

Section 4.02 Election, Term of Office, and Qualifications. The officers shall be chosen by the Board of Directors annually at its annual meeting. In the event of failure to choose officers at an annual meeting of the Board of Directors, officers may be chosen at any regular or special meeting of the Board of Directors. Each such officer (whether chosen at an annual meeting of the Board of Directors to fill a vacancy or otherwise) shall hold his or her office until the next ensuing annual meeting of the Board of Directors and until his or her successor shall have been chosen and qualified, or until his or her death, or until his or her resignation or removal in the manner provided in these Bylaws. Any one person may hold any two or more of such offices, except that the president shall not also be the secretary. No person holding two or more offices shall act in or execute any instrument in the capacity of more than one office. The chairman of the board, if any, shall be and remain a director of the corporation during the term of his or her office. No other officer need be a director.

Section 4.03 Subordinate Officers, Etc. The Board of Directors from time to time may appoint such other officers or agents as it may deem advisable, each of whom shall have such title, hold office for such period, have such authority, and perform such duties as the Board of Directors from time to time may determine. The Board of Directors from time to time may delegate to any officer or agent the power to appoint any such subordinate officer or agents and to prescribe their respective titles, terms of office, authorities, and duties. Subordinate officers need not be shareholders or directors.

Section 4.04 Resignations. Any officer may resign at any time by delivering a written resignation to the Board of Directors, the president, or the secretary. Unless otherwise specified therein, such resignation shall take effect on delivery.

Section 4.05 Removal. Any officer may be removed from office at any special meeting of the Board of Directors called for that purpose or at a regular meeting, by vote of a majority of the directors, with or without cause. Any officer or agent appointed in accordance with the provisions of Section 4.03 hereof may also be removed, either with or without cause, by any officer on whom such power of removal shall have been conferred by the Board of Directors.

Section 4.06 Vacancies and Newly Created Offices. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification, or any other cause, or if a new office shall be created, then such vacancies or newly created offices may be filled by the Board of Directors at a regular or special meeting.

Section 4.07 The Chairman of the Board. The Chairman of the Board, if there be such an officer, shall have the following powers and duties:

(a) He or she shall preside at all shareholders meetings;

(b) He or she shall preside at all meetings of the Board of Directors; and

(c) He or she shall be a member of the executive committee, if any.

Section 4.08 The President. The president shall have the following powers and duties:

(a) If no general manager has been appointed, he or she shall be the chief executive officer of the corporation, and, subject to the direction of the Board of Directors, shall have general charge of the business, affairs, and property of the corporation and general supervision over its officers, employees, and agents;

(b) If no chairman of the board has been chosen, or if such officer is absent or disabled, he or she shall preside at meetings of the shareholders and Board of Directors;

(c) He or she shall be a member of the executive committee, if any;

(d) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

(e) He or she shall have all power and shall perform all duties normally incident to the office of a president of a corporation, and shall exercise such other powers and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

Section 4.10 The Secretary. The secretary shall have the following powers and duties:

(a) He or she shall keep or cause to be kept a record of all of the proceedings of the meetings of the shareholders and of the Board of Directors in books provided for that purpose;

(b) He or she shall cause all notices to be duly given in accordance with the provisions of these Bylaws and as required by statute;

(c) He or she shall be the custodian of the records and of the seal of the corporation, and shall cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the corporation prior to the issuance thereof and to all instruments, the execution of which on behalf of the corporation under its seal shall have been duly authorized in accordance with these Bylaws, and when so affixed, he or she may attest the same;

(d) He or she shall assume responsibility that the books, reports, statements, certificates, and other documents and records required by statute are properly kept and filed;

(e) He or she shall have charge of the share books of the corporation and cause the share transfer books to be kept in such manner as to show at any time the amount of the shares of the corporation of each class issued and outstanding, the manner in which and the time when such stock was paid for, the names alphabetically arranged and the addresses of the holders of record thereof, the number of shares held by each holder and time when each became such holder or record; and he or she shall exhibit at all reasonable times to any director, upon application, the original or duplicate share register. He or she shall cause the share book referred to in Section 6.04 hereof to be kept and exhibited at the principal office of the corporation, or at such other place as the Board of Directors shall determine, in the manner and for the purposes provided in such Section;

(f) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

(g) He or she shall perform in general all duties incident to the office of secretary and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

Section 4.11 The Treasurer. The treasurer shall have the following powers and duties:

(a) He or she shall have charge and supervision over and be responsible for the monies, securities, receipts, and disbursements of the corporation;

(b) He or she shall cause the monies and other valuable effects of the corporation to be deposited in the name and to the credit of the corporation in such banks or trust companies or with such banks or other depositories as shall be selected in accordance with Section 5.03 hereof;

(c) He or she shall cause the monies of the corporation to be disbursed by checks or drafts (signed as provided in Section 5.04 hereof) drawn on the authorized depositories of the corporation, and cause to be taken and preserved property vouchers for all monies disbursed;

(d) He or she shall render to the Board of Directors or the president, whenever requested, a statement of the financial condition of the corporation and of all of this transactions as treasurer, and render a full financial report at the annual meeting of the shareholders, if called upon to do so;

(e) He or she shall cause to be kept correct books of account of all the business and transactions of the corporation and exhibit such books to any director on request during business hours;

(f) He or she shall be empowered from time to time to require from all officers or agents of the corporation reports or statements given such information as he or she may desire with respect to any and all financial transactions of the corporation; and

(g) He or she shall perform in general all duties incident to the office of treasurer and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

Section 4.12 General Manager. The Board of Directors may employ and appoint a general manager who may, or may not, be one of the officers or directors of the corporation. The general manager, if any, shall have the following powers and duties;

(a) He or she shall be the chief executive officer of the corporation and, subject to the directions of the Board of Directors, shall have general charge of the business affairs and property of the corporation and general supervision over its officers, employees, and agents;

(b) He or she shall be charged with the exclusive management of the business of the corporation and of all of its dealings, but at all times be subject to the control of the Board of Directors;

(c) Subject to the approval of the Board of Directors or the executive committee, if any, he or she shall employ all employees of the corporation, or delegate such employment to subordinate officers, and shall have authority to discharge any person so employed; and

(d) He or she shall make a report to the president and directors as often as required, setting forth the results of the operations under his or her charge, together with suggestions looking toward improvement and betterment of the condition of the corporation, and shall perform such other duties as the Board of Directors may require.

Section 4.13 Salaries. The salaries and other compensation of the officers of the corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate officers or agents appointed in accordance with the provisions of Section 4.03 hereof. No officer shall be prevented from receiving any such salary or compensation by reason of the fact that he or she is also a director of the corporation.

Section 4.14 Surety Bonds. In case the Board of Directors shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his or her duties to the corporation, including responsibility for negligence and for the accounting of all property, monies, or securities of the corporation which may come into his or her hands.

                                    ARTICLE V
                  EXECUTION OF INSTRUMENTS, BORROWING OF MONEY,
                         AND DEPOSIT OF CORPORATE FUNDS

Section 5.01 Execution of Instruments. Subject to any limitation contained in the Articles of Incorporation or these Bylaws, the president or any vice president or the general manager, if any, may, in the name and on behalf of the corporation, execute and deliver any contract or other instrument authorized in writing by the Board of Directors. The Board of Directors may, subject to any limitation contained in the Articles of Incorporation or in these Bylaws, authorize in writing any officer or agent to execute and deliver any contract or other instrument in the name and on behalf of the corporation; any such authorization may be general or confined to specific instances.

Section 5.02 Loans. No loans or advances shall be contracted on behalf of the corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the corporation shall be mortgaged, pledged, hypothecated, transferred, or conveyed as security for the payment of any loan, advance, indebtedness, or liability of the corporation, unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

Section 5.03 Deposits. All monies of the corporation not otherwise employed shall be deposited from time to time to its credit in such banks and or trust companies or with such bankers or other depositories as the Board of Directors may select, or as from time to time may be selected by any officer or agent authorized to do so by the Board of Directors.

Section 5.04 Checks, Drafts, Etc. All notes, drafts, acceptances, checks, endorsements, and, evidences of indebtedness of the corporation, subject to the provisions of these Bylaws, shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposit to the credit of the corporation in any of its duly authorized depositories shall be in such manner as the Board of Directors from time to time may determine.

Section 5.05 Bonds and Debentures. Every bond or debenture issued by the corporation shall be evidenced by an appropriate instrument which shall be signed by the president or vice president and by the secretary and sealed with the seal of the corporation. The seal may be a facsimile, engraved or printed. where such bond or debenture is authenticated with the manual signature of an authorized officer of the corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the corporations officers named thereon may be a facsimile. In case any officer who signed, or whose facsimile signature has been used on any such bond or debenture, should cease to be an officer of the corporation for any reason before the same has been delivered by the corporation, such bond or debenture may nevertheless be adopted by the corporation and issued and delivered as through the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

Section 5.06 Sale, Transfer, Etc. of Securities. Sales, transfers, endorsements, and assignments of stocks, bonds, and other securities owned by or standing in the name of the corporation, and the execution and delivery on behalf of the corporation of any and all instruments in writing incident to any such sale, transfer, endorsement, or assignment, shall be effected by the president, or by any vice president, together with the secretary, or by an officer or agent thereunto authorized by the Board of Directors.

Section 5.07 Proxies. Proxies to vote with respect to shares of other corporations owned by or standing in the name of the corporation shall be executed and delivered on behalf of the corporation by the president or any vice president and the secretary or assistant secretary of the corporation, or by any officer or agent thereunder authorized by the Board of Directors.

                                   ARTICLE VI
                                 CAPITAL SHARES

Section 6.01 Share Certificates. Every holder of shares in the corporation shall be entitled to have a certificate, signed by the president or any vice president, and the secretary or assistant secretary, and sealed with the seal (which may be a facsimile, engraved or printed) of the corporation, certifying the number and kind, class or series of shares owned by him or her in the corporation; provided, however, that where such a certificate is countersigned by (a) a transfer agent or an assistant transfer agent, or (b) registered by a registrar, the signature of any such president, vice president, secretary, or assistant secretary may be a facsimile. In case any officer who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate, shall cease to be officer of the corporation, for any reason, before the delivery of such certificate by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed it, or whose facsimile signature or signatures shall have been used thereon, has not ceased to be such officer. Certificates representing shares of the corporation shall be in such form as provided by the statutes of the state of incorporation. There shall be entered on the share books of the corporation at the time of issuance of each share, the number of the certificate issued, the name and address of the person owning the shares represented thereby, the number and kind, class or series of such shares, and the date of issuance thereof. Every certificate exchanged or returned to the corporation shall be marked Canceled with the date of cancellation.

Section 6.02 Transfer of Shares. Transfers of shares of the corporation shall be made on the books of the corporation by the holder of record thereof, or by his or her attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the secretary of the corporation or any of its transfer agents, and on surrender of the certificate or certificates, properly endorsed or accompanied by proper instruments or transfer, representing such shares. Except as provided by law, the corporation and transfer agents and registrars, if any, shall be entitled to treat the holder of record of any stock as the absolute owner thereof for all purposes, and accordingly, shall not be bound to recognize any legal, equitable, or other claim to or interest in such shares on the part of any other person whether or not it or they shall have express or other notice thereof.

Section 6.03 Regulations. Subject to the provisions of this Article VI and of the Articles of Incorporation, the Board of Directors may make such rules and regulations as they may deem expedient concerning the issuance, transfer, redemption, and registration of certificates for shares of the corporation.

Section 6.04 Maintenance of Stock Ledger at Principal Place of Business. A share book (or books where more than one kind, class, or series or stock is outstanding) shall be kept at the principal place of business of the corporation, or at such other place as the Board of Directors shall determine, containing the names, alphabetically arranged, of original shareholders of the corporation, their addresses, their interest, the amount paid on their shares, and all transfers thereof and the number and class of shares held by each. Such share books shall at all reasonable hours be subject to inspection by persons entitled by law to inspect the same.

Section 6.05 Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars with respect to the certificates representing shares of the corporation, and may require all such certificates to bear the signature of either or both. The Board of Directors may from time to time define the respective duties of such transfer agents and registrars. No certificate for shares shall be valid until countersigned by a transfer agent, if at the date appearing thereon the corporation had a transfer agent for such shares, and until registered by a registrar, if at such date the corporation had a registrar for such shares.

Section 6.06 Closing of Transfer Books and Fixing of Record Date.

(a) The Board of Directors shall have power to close the share books of the corporation for a period of not to exceed fifty (50) days preceding the date of any meeting of shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or capital shares shall go into effect, or a date in connection with obtaining the consent of shareholder for any purpose.

(b) In lieu of closing the share transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding fifty (50) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital shares shall go into effect, or a date in connection with obtaining any such consent, as a record date for the determination of the shareholders entitled to a notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent.

(c) If the share transfer books shall be closed or a record date set for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for, or such record date shall be, at least ten (10) days immediately preceding such meeting.

Section 6.07 Lost or Destroyed Certificates. The corporation may issue a new certificate for shares of the corporation in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate or his or her legal representatives, to give the corporation a bond in such form and amount as the Board of Directors may direct, and with such surety or sureties as may be satisfactory to the board, to indemnify the corporation and its transfer agents and registrars, if any, against any claims that may be made against it or any such transfer agent or registrar on account of the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgement of the Board of Directors, it is proper to do so.

Section 6.08 No Limitation on Voting Rights; Limitation on Dissenters Rights. To the extent permissible under the applicable law of any jurisdiction to which the corporation may become subject by reason of the conduct of business, the ownership of assets, the residence of shareholders, the location of offices or facilities, or any other item, the corporation elects not to be governed by the provisions of any statute that (i) limits, restricts, modifies, suspends, terminates, or otherwise affects the rights of any shareholder to cast one vote for each share of common stock registered in the name of such shareholder on the books of the corporation, without regard to whether such shares were acquired directly from the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of common stock of the corporation issued and outstanding or (ii) grants to any shareholder the right to have his or her stock redeemed or purchased by the corporation or any other shareholder on the acquisition by any person or group of persons of shares of the corporation. In particular, to the extent permitted under the laws of the state of incorporation, the corporation elects not to be governed by any such provision, including the provisions of the Nevada Control Shares Acquisition Act, Section 78.378 to 78.3793, inclusive, of the Nevada Revised Statutes, or any statute of similar effect or tenor.

                                   ARTICLE VII
                    EXECUTIVE COMMITTEE AND OTHER COMMITTEES

Section 7.01 How Constituted. The Board of Directors may designate an executive committee and such other committees as the Board of Directors may deem appropriate, each of which committees shall consist of two or more directors. Members of the executive committee and of any such other committees shall be designated annually at the annual meeting of the Board of Directors; provided, however, that at any time the Board of Directors may abolish or reconstitute the executive committee or any other committee. Each member of the executive committee and of any other committee shall hold office until his or her successor shall have been designated or until his or her resignation or removal in the manner provided in these Bylaws.

Section 7.02 Powers. During the intervals between meetings of the Board of Directors, the executive committee shall have and may exercise all powers of the Board of Directors in the management of the business and affairs of the corporation, except for the power to fill vacancies in the Board of Directors or to amend these Bylaws, and except for such powers as by law may not be delegated by the Board of Directors to an executive committee.

Section 7.03 Proceedings. The executive committee, and such other committees as may be designated hereunder by the Board of Directors, may fix its own presiding and recording officer or officers, and may meet at such place or places, at such time or times and on such notice (or without notice) as it shall determine from time to time. It will keep a record of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following.

Section 7.04 Quorum and Manner of Acting. At all meetings of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, the presence of members constituting a majority of the total authorized membership of the committee shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee. The members of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, shall act only as a committee and the individual members thereof shall have not powers as such.

Section 7.05 Resignations. Any member of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, may resign at any time by delivering a written resignation to either the president, the secretary, or assistant secretary, or to the presiding officer of the committee of which he or she is a member, if any shall have been appointed and shall be in office. Unless otherwise specified herein, such resignation shall take effect on delivery.

Section 7.06 Removal. The Board of Directors may at any time remove any member of the executive committee or of any other committee designated by it hereunder either for or without cause.

Section 7.07 Vacancies. If any vacancies shall occur in the executive committee or any other committee designated by the Board of Directors hereunder, by reason of disqualification, death, resignation, removal, or otherwise, the remaining members shall, until the filling of such vacancy, constitute the then total authorized membership of the committee and, provided that two or more members are remaining, continue to act. Such vacancy may be filled at any meeting of the Board of Directors.

Section 7.07 Compensation. The Board of Directors may allow a fixed sum and expenses of attendance to any member of the executive committee, or of any other committee designated by it hereunder, who is not an active salaried employee of the corporation for attendance at each meeting of said committee.

                                  ARTICLE VIII
                         INDEMNIFICATION, INSURANCE, AND
                         OFFICER AND DIRECTOR CONTRACTS

Section 8.01 Indemnification: Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

Section 8.02 Indemnification: Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 8.03 Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections 8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under Sections 8.01 and 8.02 hereof, shall be made to the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.01 and 8.02 hereof. Such determination shall be made either (i) by the Board of Directors by a majority of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or (iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

Section 8.04 General Indemnification. The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporations Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

Section 8.05 Advances. Expenses incurred in defending a civil or criminal action, suit or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to be indemnified by the corporation as authorized by this Section.

Section 8.06 Scope of Indemnification. The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who cease to be directors, officers, employees, or agents of the corporation, and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

8.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against any such liability and under the laws of the state of incorporation, as the same may hereafter be amended or modified.

                                   ARTICLE IX
                                   FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.


                                    ARTICLE X
                                    DIVIDENDS

The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by the Articles of Incorporation and these Bylaws.

                                   ARTICLE XI
                                   AMENDMENTS

All Bylaws of the corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new Bylaws may be made, except that;

(a) No Bylaws adopted or amended by the shareholders shall be altered or repealed by the Board of Directors;

(b) No Bylaws shall be adopted by the Board of Directors which shall require more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; provided, however that (I) if any Bylaw regulating an impending election of directors is adopted or amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the Bylaws so adopted or amended or repealed, together with a concise statement of the changes made; and (ii) no amendment, alteration or repeal of this Article XI shall be made except by the shareholders.

                            CERTIFICATE OF SECRETARY

The undersigned does hereby certify that he or she is the secretary of Chiropractic 21 International, Inc., a corporation duly organized and existing under and by virtue of the laws of the State of Nevada; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the Board of Directors of the corporation at a meeting of the board of Directors, which was duly and regularly held on the 26th day of April , and that the above and foregoing Bylaws are now in full force and effect.



         DATED this 26th day of April, 2000.



         /S/VICKIE ROSENKRANTZ
         Vickie Rosenkrantz, Secretary





                          CERTIFICATE OF AMENDMENT TO
                           ARTICLES OF INCORPORATION
                                       OF

      INSTANT HOT WATER, INC., a Corporation of the State of Nevada, whose registered office is located at 3290 Sunnyvale Avenue, Reno, Nevada, certifies that pursuant to the provisions of the Nevada Revised Statute
      78.385 that at a meeting of the stockholders of said Corporation called for the purpose of amending the Articles of Incorporation, a resolution having been passed by the Board of Directors declaring such amendment advisable and calling said meeting of stockholders, and held on July 24, 1970, It was resolved by a vote of the stockholders as hereinafter stated that the following Articles of Incorporation are amended to read as follows:

                                   ARTICLE IV
                                Original Article

      The authorized capital structure of this corporation is Seventy Thousand Dollars ($70,000.00). Pro-Rata ownership of the corporation shall be expressed as ownership of shares of common, capital stock. All shares are of the same class and have the same rights.

                                 Amended Article

      The authorized capital structure of this corporation is Three hundred Thousand Dollars ($300,000.00). Pro-Rata ownership of the corporation shall be expressed as ownership of shares of common capital stock. All shares are of the same class and have the same rights.

                                    ARTICLE V

                                Original Article

     The authorized capital structure of this corporation shall be divided into 7,000,000 shares. Thus, creating a par value for each share of $0.01.

                                 Amended Article

      The authorized capital structure of this corporation shall be divided into 30,000,000 shares. Thus, creating a par value for each share of $0.01.

                                  ARTICLE XIII
                                Original Article

      At all meeting of the stockholders each share of common voting stock shall be entitled to One (I)vote, either in person or by proxy, the three-fourths (3/4) majority of all the outstanding capital common voting stock shall be necessary to hold a stockholder's meeting. Should three-fourths (3/4) of a majority of all the capital common voting stock that is outstanding as shown on the books of the corporation not be represented at any regular, stated or special stockholder's meeting, adjournments may be taken from time to time without further notice until a sufficient number of shares is represented to hold such meeting. Each director shall be elected at the annual meeting of the stockholders by ballot, and each director must receive at least three-fourths (3/4) of all the outstanding capital common voting stock to be elected.

                                 Amended Article

    At all meetings of the stockholders each share of common voting stock shall be entitled to One (1) Vote, either in person or by proxy, a simple majority of all the outstanding capital common voting stock shall be necessary to hold a stockholder's meeting. Should a simple majority of all the capital common voting stock that It outstanding as shown on the books of the corporation not be represented at any regular, stated or special stockholder's meeting, adjournments may be taken from time to time without further notice until a sufficient number of shares is represented to hold such meeting. Each director shall be elected at the annual meeting of the stockholders by ballot, and each director must receive a simple majority of the capital common voting stock entitled to vote at said meeting.

                                   ARTICLE XV
                                Original Article

        The first annual meeting of the stockholders for the election of the directors and transaction of other such business as properly may become before said meeting, shall be held at the office of the corporation or such meeting place designated by order of the Board of Directors if this corporation office is not adequate, and such. notice shall be posted in said office. This meeting shall be held at the hour of 3 P.M. on 1st day of October, 1970, and annually thereafter, at the same time and place. No notice need be given for the regular annual stockholder meeting.

                                 Amended Article

        The first annual meeting of the stockholders for the election of the directors and transaction of other such business is properly may become before said meeting, shall be hold at the office of the corporation or such meeting place designated by order of the Board of Directors if this corporation office is not adequate, and such notice shall be posted in said office. This meeting shall be held at hour of 3pm on the 1st Thursday of October, 1970, and annually thereafter, at the same time and place. No notice need be given for the regular annual stockholder's meeting.

        1.The number of shares of the corporation outstanding at the time of such adoption was 5,000,000; and the number of shares entitled to vote thereon was 5,000,000.

        2. The number of shares voted for such amendment was 5,000,000; and the number of shares voted against such amendment was 0.

        3.There was no exchange, reclassification or cancellation of issued shares.

                                                  INSTANT HOT WATER, INC.

                                                  /S/
                                                  /S/

        STATE OF UTAH     )
                       SS.)
        COUNTY OF DAVIS   )

        On this 18TH day of September, personally appeared before me, /S/, a Notary Public in and for the State of Utah, /S/, and /S/, who being by me duly deposed did say each for himself that they are the President and Secretary respectively of Instant Hot Water, Inc. a corporation duly formed under the laws of the State of Nevada and that they have affixed their signatures to the above Amendment of Articles of Incorporation as said officers of the above said corporation.

                                                     /S/
                                                     NOTARY PUBLIC, Residing at:
                                                     Davis, Utah

                         CERTIFICATE OF AMENDMENT TO THE
                            ARTICLES OF INCORPORATION
                                       OF

        INSTANT HOT WATER, INC., a Corporation of the State of Nevada whose registered office is located at 3290 Sunnyvale Avenue, Reno, Nevada, certifies that pursuant to the provisions of the Nevada Revised Statute
        78.385 that at a meeting of the stockholders of said Corporation called for the purpose of amending the Articles of Incorporation, a resolution having been passed by the Board of Directors declaring such amendment advisable and calling said meeting of stockholders, and held on July 24, 1970, it was resolved by a vote of the stockholders as hereinafter stated that the following Articles of Incorporation are amended to read as follows:

                                  ARTICLE XIII
                                Original Article

The election of Directors, their qualifications and powers

        C. To qualify as a director of this corporation, each member of the board of directors must have at least ONE HUNDRED (100) shares of the common voting stock of this corporation, each director must keep at least ONE HUNDRED (100) shares of the common voting stock of this corporation while a director. Directors of this corporation need not be residents of the State of Nevada, nor citizens of the United States except for the director elected to the office of Vice-President and Statutory Agent, this director must be a citizen of the United States and a resident of the State of Nevada, and whom is designated as the statutory agent for the corporation, and upon whom process against the corporation may be served.

                                 Amended Article

The election of Directors, their qualifications and powers

        C. To quality as a director of this corporation, each member of the board of directors must have at least ONE HUNDRED (100) shares of the common voting stock of this corporation, each director must keep-at least ONE HUNDRED (100) shares of the common voting stock of this corporation while a director. Directors of this corporation need not be residents of the State of Nevada, nor citizens of the United States.

                                                     INSTANT HOT WATER, INC.

                                                  /S/
                                                  /S/

        STATE OF UTAH      )
                        SS.)
        COUNTY OF SALT LAKE)

On this 19TH day of October, personally appeared before me, /S/, a Notary Public in and for the State of Utah, /S/, and /S/, who being by me duly deposed did say each for himself that they are the President and Secretary respectively of Instant Hot Water, Inc. a corporation duly formed under the laws of the State of Nevada and that they have affixed their signatures to the above Amendment of Articles of Incorporation as said officers of the above said corporation.

                                                     /S/
                                                     NOTARY PUBLIC, Residing at:
                                                     Salt Lake County, Utah

                           CERTIFICATE OF AMENDMENT TO
                          ARTICLES OF INCORPORATION OF

  INSTANT HOT WATER, INC., A Corporation of the State of Nevada, whose registered office is located at 198 N. Carson Street, Carson City, Nevada, certifies that pursuant to the provisions of the Nevada Revised Statute 78.385 that at a meeting of the stockholders of said Corporation call for the purpose of amending the Articles of Incorporation, a resolution having been passed by the Board of Directors declaring such amendment advisable and calling said meeting of stockholders, and held on August 25, 1972, it was resolved by a vote of the stockholders as hereinafter stated that the following Articles of Incorporation are amended to read as follows:

                                    ARTICLE I
                                ORIGINAL ARTICLE

     The name of the Corporation shall be INSTANT HOT WATER, INC.

                                 AMENDED ARTICLE

     The name of the Corporation shall be WESTERN MEDICAL INDUSTRIES, INC.

                                    ARTICLE V
                                ORIGINAL ARTICLE

     The authorized capital structure of this Corporation shall be divided into 30,000,000 shares. Thus, creating a par value for each share of $0.01.

                                 AMENDED ARTICLE

     The authorized capital structure of This Corporation shall be divided into 15,000,000 shares. Thus, creating a par value for each share of $0.02. Of these 15,000,000 shares, 1,000,000 shall be active trading. No pre-emptive right to the stockholders are created, and Article 9 of the Articles of Incorporation still is applicable.

                                   ARTICLE XI
                                ORIGINAL ARTICLE

     The governing board shall be styled directors. Until successors are elected, appointed and qualified, the directors of this Corporation and their respective addresses are: LYLE B. GRAINGER 3366 S. 650 W. Bountiful, Utah VICTOR J. SISMONDIE 1168 N. 14th W.Salt Lake City, Utah VERDI R. WHITE 2908S.MellioymeSalt Lake City, Utah

                                 AMENDED ARTICLE

     The governing board shall be styled directors. Until successors are elected, appointed and qualified, the directors of this Corporation and their respective addresses are:

  DR. WALTER T. STEWART               Benjamin                 Utah
  NOAL BATEMAN                        69 S. 300 E.             Sandy
  DON R. BIRD                         4597 Holly Lane          Salt Lake City

               1. The number of shares of the corporation outstanding at the time of such adoption was 30, 000, 000 and the number of shares entitled to vote thereon was 30,000,000.

     2. The number of shares voted for such amendment was 19,137,000; and the number of shares voted against such amendment was 0.

     3. There was no exchange, reclassification or cancellation of issued shares. Shares may now be transferred at Olympic Stock Transfer, Inc. 3600 Market Street, Granger, Utah.

                                                WESTERN MEDICAL INDUSTRIES, INC.
                                                 /S/ WALTER STEWART
                                                 /S/ DON BAIRD

             STATE OF UTAH       )
                              SS.)
              COUNTY OF SALT LAKE)

     On this 19TH day of October, personally appeared before me, /S/, a Notary Public in and for the State of Utah, /S/, and /S/, who being by me duly deposed did say each for himself that they are the President and Secretary respectively of Western Medical Industries, Inc. a corporation duly formed under the laws of the State of Nevada and that they have affixed their signatures to the above Amendment of Articles of Incorporation as said officers of the above said corporation.

                                                             /S/
                                                             NOTARY PUBLIC


                           CERTIFICATE OF AMENDMENT TO

                            ARTICLES OF INCORPORATION

                                       OF

     SPUDCOHOL INDUSTRIES, INC., a corporation of the state of Nevada, whose registered office is located at 30 Broadway, Yerington, Nevada, certifies that pursuant to the provisions of the Nevada Revised Statute 78.385 that at a meeting of the stockholders of said Corporation call for the purpose of amending the Articles of Incorporation, a resolution having been passed by the Board of Directors declaring such amendment advisable and calling said meeting of stockholders, and held on September 24, 1980, it was resolved by a vote of the stockholders as hereinafter stated that the following Articles of Incorporation are amended to read as follows:

                                    ARTICLE I
                                ORIGINAL ARTICLE

     The name of the Corporation shall be SPUDCOHOL INDUSTRIES, INC.

                                 AMENDED ARTICLE

     The name of the Corporation shall be AMERACOL TECHNOLOGY, INC.

                                                       AMERACOL TECHNOLOGY, INC.
                                                       /S/ WALTER STEWART
                                                       /S/JOSEPH STUMPH

            STATE OF UTAH     )
                           SS.)
           COUNTY OF SALT LAKE)

     On this 30 day of October, 1980, personally appeared before me, WALTER STEWART, who being by me duly deposed did say each for himself that they are the President of AMERACOL TECHNOLOGY, INC., a corporation duly formed under the laws of the State of Nevada and that they have affixed their signatures to the above Amendment of Articles of Incorporation as said officers of the above said corporation.

                                                              /S/
                                                              NOTARY PUBLIC
            STATE OF UTAH      )
                            SS.)
            COUNTY OF SALT LAKE)

     On this 30TH day of October, 1980, personally appeared before me, JOSEPH K. STUMPH, JR. who being by me duly deposed did say each for himself that they are the Secretary of AMERACOL TECHNOLOGY, INC.,. a corporation duly formed under the laws of the State of Nevada and that they have affixed their signatures to the above Amendment of Articles of Incorporation as said officers of the above said corporation.

                                                              /S/
                                                              NOTARY PUBLIC


                              ARTICLES OF AMENDMENT
                                 IN THE FORM OF
                              AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION
                                       OF
                           AMERACOL TECHNOLOGY, INC./
                      (CHIROPRACTIC 21 INTERNATIONAL, INC.)

     The undersigned natural person of the age of eighteen years or more, acting as Secretary of Chiropractic 21 International, Inc. (formerly Ameracol Technology, Inc., (the "Corporation"), a corporation organized under the Domestic and Foreign Corporation Laws of the State of Nevada, files the following Articles of Amendment ("Articles") in the Form of Amended and Restated Articles of Incorporation for such Corporation as a result of action at a shareholders Meeting on May 31, 1983 of the Domestic and Foreign Corporation Laws of the State of Nevada. These Articles correctly set forth without change all provisions of the original Articles of Incorporation, as amended, and Incorporate herein all amendments voted at the Shareholder Meeting of May 31, 1983 and these Articles supersede the original Articles of Incorporation and all prior amendments thereto. These Articles were adopted in their entirety by vote of the Shareholder on May 31, 1983. A total of 3,111,758 shares of common stock were present in person or by proxy out of 5,718,089 shares issued, outstanding and eligible to vote and 3,111,798 shares were voted In favor of these Articles and 0 shares were voted against adoption of these Articles:

                                        I

     The name and style of the Corporation is and shall be:

                       Chiropractic 21 International, Inc.
                                    (AMENDED)

                                       II

     The term and period of the duration or the said Corporation shall be perpetual.
                                   (AMENDED)

                                       III

     The purpose and objects for which said Corporation is formed and organized are as follows:

     1. To develop and franchise a computer-based management and practice system for chiropractic physicians including entering into joint ventures, leases and partnerships and acting as general partner of ventures.

     2. In connection with the foregoing, to engage in any similar business which, in the judgment of the Board of Directors, may be of use or advantage to the Corporation.

     3. To acquire, construct, maintain, develop, improve, rent, use, mortgage and dispose of real property and interest and estates and rights therein.

     4. To guarantee, purchase or otherwise acquire, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock, bonds, or other evidence of indebtedness created by other corporations, and while the holder of such stock, to exercise all of the rights and privileges of ownership, Including the right to vote therein, to the same extent as a natural person might or could do.

     5. To enter into, make and perform contracts of every kind for any lawful purpose, without limit as to amount, with any person, firm, association or corporation, town, city, county, state, territory or government.

     6.To borrow money, to issue bonds, debentures or obligations, and to secure the same by mortgage, pledge, deed of trust or otherwise.

     7.To purchase, hold, sell and transfer the shares of its capital stock. To have one or more officers and to conduct any or all of its operations and business and to promote its objects within or without the State of Nevada, without restrictions as to place or amount.

     9.To do any or all of the things set forth as principal, agent, contractor, trustee or otherwise, alone or in company with others.

     10.To engage in and do any lawful action concerning any or all lawful business for which the Corporation may be organized under the laws of Nevada, now or hereinafter in effect.
                                    (AMENDED)

                                       IV

     The aggregate number of shares and the amount of the total authorized capital of the said Corporation shall consist of 75,000,000 shares of $.004 par value common stock plus 10,000,000 shares of $.10 par value preferred stock in such series and with such rights as may be determined by the Board of Directors. All shares, when issued, will be fully paid and non-assessable, and the private property of stockholders shall not be liable for corporate debts.

     The Board may place restrictions and legends regarding transfer and investment intent or any securities of the Corporation. The Corporation and its shareholders may enter Into Buy-Sell agreements, voting trusts, or other agreements concerning transfer or vote as of securities of the Corporation.
                                    (AMENDED)

                                        V

     Cumulative voting of shares of the stock shall not be permitted or allowed.
                                    (AMENDED)


                                       VI

     The following provision provides that shareholders have no pre-emptive right to acquire additional or treasury shares of the Corporation. No stockholder of this Corporation shall, because of his ownership of stock, have a pre-emptive or other right to purchase, subscribe for, or take any part of the notes, debentures, bonds, or other securities convertible Into or carrying options or warrants to purchase stock of this Corporation authorized by these Articles of Incorporation or by Amended Articles of Incorporation duly filed or disposed of by this Corporation pursuant to resolution of Its Board of Directors to such person and upon such terms as may such Board deem proper.
                                    (AMENDED)


                                       VII

     The address of the current registered office of the Corporation is and shall be 1 East 1st Street, Reno, Nevada 89501 and the name of the current registered agent at said address is The Corporation Trust Company of Nevada.
                                    (AMENDED)

                                      VIII

     The corporate powers shall be exercised by a Board of Directors of not less than three directors, who may or may not be stockholders of this Corporation, and the following persons is hereby named to manage the affairs of the Corporation for the current year of its existence, and until their successors shall be elected:

        Name                                         Address

        Dr. James A. Mertz                  3101 Camino de LaSierra, NE
                                            Alberquerque, NM 87111

        Dr. Vern R. Webster                 1455 East 1700 South
                                            Salt Lake City, UT 84105

        Dr. David P. Bakunas                217 Bellington Lane
                                            Creve Coeur, MO 63141

        Dr. John R. Quigley                 7421 Zircon Dr., S.W.
                                            Tacoma, WA 98489

        Mr. Carl J. Nemelka, Esq.           3841 South 1215 East
                                            Salt Lake City, UT 84106

        Mr. Paul Hollis                     c/o 400 Sussex Building
                                            1430 Larimer Square
                                            Denver, CO 80202

     The number of directors shall be fixed in accordance with the bylaws.

     The principal place of business of this corporation shall be as determined in the by-laws and resolutions of the Board of Directors. The Corporation may have such other offices within or without the State of Nevada as It deems proper for the carrying out of the business of the Corporation.

     The stock books and ledgers and other books and records required by the statutes of Nevada to be kept for inspection by stockholders or creditors shall be kept at the principal office of the Corporation In the State of Nevada.

     Meetings of the Board of Directors and of the shareholders may be held from time to time within or without the State of Nevada at such times and places as may be designated in the by-laws or resolutions of the Board of Directors.

     One-half (1/2) of the Shareholders entitled to vote represented in person or by proxy shall constitute a quorum at any meeting of the shareholders.
                                    (AMENDED)

     In furtherance and not in limitation of the powers hereinabove conferred, or Conferred by the statutes and laws of the State of Nevada, the Board of Directors shall have the following powers:

     1. To make, alter, amend, or repeal the by-laws for the Corporation.

     2. From time to time, to fix and determine, and to vary, the amount of working capital of this Corporation, to determine and direct the use and disposition thereof, to set apart out of any funds of the Corporation available for dividends from time to time out of any funds available therefor.

     3. To designate by resolution passed by a majority of the whole Board, an executive committee and such other committees as the Board shall deem desirable, each committee to consist of at least two members of the Board, which committee or committees, to the extent provided in such resolution or in the by-laws, shall have and may exercise the powers of the Board of Directors in the intervals between meeting of the Board, in the management of the business and affairs of the Corporation.

     4. The Board of Directors shall have power by unanimous vote to authorize, and cause to be executed, mortgages and liens upon all property of the Corporation or any part thereof and from time to time to sell, lease, exchange, pledge, assign, transfer, list or otherwise dispose of all of the property and assets of the Corporation, including the goodwill and corporate franchise, upon such terms and conditions and for such consideration as the Board of Directors may deem expedient and for the best interests of the Corporation; provided, that the sale, exchange, lease or disposal of all, or the principal part of the business assets, property or franchise shall be authorized or ratified by the affirmative vote of the holders of at least a majority of the capital stock then issued and outstanding (or of each class of stock if more than one class), such vote to be taken at a meeting of stockholders duly called for that purpose, as provided by the statutes of Nevada.

     5. To confer in its bylaws, additional powers to its Board of Directors, in addition to the power and authority expressly conferred upon them by law and by virtue of these Articles of Incorporation.
                                    (AMENDED)


                                       XI

     No contract or other Transaction between the Corporation and one or more of its directors or any other corporation, firm, association, or entity in which one or more of its directors are directors or officers or are financially  or  otherwise  interested  shall  in  anyway  be  affected  or invalidated by such relationship. Any Director of the Corporation, individually, or any firm with which such director is affiliated may be a party to or may be financially or otherwise interested in any contract or transaction of the Corporation; provided, however, that the fact that he or such firm is so Interested shall be disclosed or shall have been known to the Board of Directors of the Corporation, or a majority thereof, at or before the entering into such contract or transaction; and any director of the Corporation who is also a director or officer of such other corporation, or who is so interested in such other entity, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of the Corporation which shall authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested in such other entity.
                                    (AMENDED)


                                       XII

     The officers and directors of the Corporation shall be subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Corporation has expressed an interest as determined from time to time by the Corporation's Board of Directors as evidenced by resolutions appearing in the Corporation's minute book, and as otherwise properly evidenced and provided for in contracts of employment or similar agreements between the Corporation and its executive officers. When such areas of interest are delineated, all such business opportunities within such areas of interest which come to the attention of the officers, directors and other members of Management of the Corporation shall be disclosed promptly to the Corporation and made available to it. The Board of Directors may reject any business opportunity presented to it and thereafter, any officer, or director, or other member of management may avail himself of such opportunity. Until such time as the Corporation, through its Board of Directors has designated an area of interest, the officers, directors and other members of management of the Corporation shall be free to engage in such areas of interest on their own and the provisions hereof shall not limit the rights of any officer, director or other member of management of the Corporation to continue a business existing prior to the time that such areas of interest is designated by the Corporation. This Article shall not be construed to release any employee of the Corporation (other than an officer, director, or member of management) from any duties which he may have to the Corporation.
                                    (AMENDED)

                                      XIII

     The Corporation shall indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them, in connection with the defense of any action, suit or proceeding In which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers of the Corporation, or of such other corporation, except in relation to matters to which any such director or officer or former director or person shall be adjudged in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under any by-law; agreement, vote of Shareholders or otherwise.
                                    (AMENDED)

                                       XIV

     The Board of Directors of the Corporation may, from time to time, distribute to the Corporation's shareholders in partial liquidation, out of stated capital or capital surplus of the Corporation, a portion of its assets, in cash or properties, and if at the time the laws of Nevada so permit, purchase the Corporation's outstanding shares with stated capital or capital surplus of the Corporation, a portion of its assets, in cash or properties, and if at the time the laws of Nevada so permit, purchase the Corporation's outstanding shares with stated capital or capital surplus of the Corporation if (a) at the time the Corporation is solvent; (b) such distribution or purchase would not render the corporation insolvent; (c) all cumulative dividends accrued on all preferred or special class of shares entitled to preferential dividends shall have been paid fully; (d) the distribution or purchase would not reduce the remaining net assets of the Corporation below the aggregate preferential amount payable in the event of voluntary liquidation to the holders of shares having preferential rights to the assets of the Corporation in the event of liquidation; (e) the distribution or purchase is not made out of capital surplus arising from unrealized appreciation of assets or re-evaluation or surplus; and (f) as regard to distribution, the distribution as identified as the distribution and partial liquidation, out of stated capital or- capital surplus, and the source and amount per share paid from each source is disclosed to all of the shareholders of the Corporation concurrently with the distribution thereof.
                                    (AMENDED)


                                       XV

     When, with respect to any option to be taken by shareholders of the Corporation, the Nevada Corporation Code requires a vote or concurrence of the holders of two-thirds (2/3) of the outstanding shares entitled to vote thereon, or any class or series, such action may be taken by the vote or concurrence of a majority of such shares or class or series thereof.
                                    (AMENDED)

     The right is expressly reserved to amend, alter, change or repeal any provision or provisions contained in these Articles of Incorporation or any Article herein in any manner or respect now or hereafter permitted or provided by the corporation laws of the State of Nevada, and the rights of all officers, directors, and stockholders are expressly made subject to such reservation.
                                   (AMENDED)


     IN WITNESS WHEREOF, the undersigned has set his hand and seal the 31 day of May 1983.

                                        Ameracol Technology, Inc. d.b.a.
                                        Chiropractic 21 International, Inc.
                                        (formerly Ameracol Technology, Inc.)
                                                /S/ J. R. QUIGLEY
                                                /S/ JAMES MERTZ

STATE OF COLORADO        )
                         ) Ss.
CITY AND COUNTY OF DENVER)


     I, a Notary Public, certify that James Mertz and J. R. Quigley, who are personally known to me to be the persons whose names are subscribed to the foregoing Articles of Amendment in the form of Amended and Restated Articles of Incorporation, appeared before me this day in person and acknowledged that he signed, sealed and delivered the said instrument in writing as his true and voluntary act and deed for the uses and purposes therein set forth.

     Subscribed and sworn to before me this 31 day of May 1983.

         WITNESS my hand and official seal.
         My Commission Expires: Nov. 23, 1986
         /S/ Notary Public
                            CERTIFICATE OF AMENDMENT
                       TO THE ARTICLES OF INCORPORATION OF
                       CHIROPRACTIC 21 INTERNATIONAL, INC.

We the undersigned, Nick Lovato, President and Director, and Kirsten Lovato, Vice President and Director of Chiropractic 21 International, Inc., a Nevada corporation (the Corporation), do hereby certify:

                                        I

Pursuant  to  Section  78.390  of  Nevada  Revised  Statutes,  the  Articles  of
Incorporation of the Corporation shall be amended as outlined Section III hereof.

                                       II

The foregoing amendment was adopted by Unanimous Consent of the Board of Directors pursuant to Section 78.315 of Nevada Revised Statutes, and by Consent of Majority Stockholders pursuant to Section 78.320 Nevada Revised Statutes.

                                       III

Pursuant to the resolutions adopted by the Board of Directors and Majority stockholders as set forth in Paragraph II above, the 12,597,622 outstanding shares of the Corporation were reverse split on a basis of 1 for 10, effective December 20, 1999, retaining the authorized shares at 75,000,000 an the par value at ($0.004) per share, with appropriate adjustments being made in the additional paid in capital and stated capital accounts of the Corporation, with all fractional shares being rounded up to the nearest whole share and provided, however, that no stockholder, computed on a per stock certificate of record basis on the effective date hereof, currently owning 100 or more shares shall be reduced to less than 100 shares as a result of the reverse split and that no stockholder owning less than 100 shares, on the per stock certificate of record basis on the effective date hereof, shall be affected by the reverse split; such additional shares required to provide the minimum of 100 shares to be conveyed to the Shareholders will be issued by the Company; and provided, further, that all fractional shares shall be rounded up to the nearest whole share, and that these shares shall be provided by the Company.

                                       IV

The number of shares entitled to vote on the amendment was 12,597,622.

                                        V

The number of shares voted in favor of the amendment was 6,300,000, with none opposing and none abstaining.

         /S/NICK LOVATO                             /S/KIRSTEN LOVATO
         President and Director                     Vice President and Director


         /S/VICKIE ROSENKRANTZ
         Secretary and Director